Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 2Q18 YOY GROWTH OF 7.4% IN PASSENGER TRAFFIC AND 12.9%
IN ADJUSTED EBITDA

Passenger traffic up 6.5% YoY in Argentina and 9.4% in Brazil, further supported by growth across most countries of operations

Luxembourg, Aug 21, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and six-month periods ended June 30, 2018. Financial results are expressed in millions of U.S. dollars and are prepared in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board.

Second Quarter 2018 Highlights

▪	Revenues up 3.5% YoY to $397.1 million mainly driven by Armenia, Argentina and Ecuador, further supported by Uruguay.

▪	Growth across key operating metrics:

▪	Passenger traffic up 7.4% YoY to 19.2 million
▪	Cargo volume increased 10.4% to 98.2 thousand tons
▪	Aircraft movements rose 5.4% to 215.5 thousand

▪  Operating Income up 17.3% YoY, with operating margin increasing to 23.7% from 20.9% in 2Q17

▪	Adjusted EBITDA reached $121.1 million, up 12.9% YoY, with Adjusted EBITDA margin expanding 255 basis points to 30.5%

CEO Message

Commenting on the second quarter 2018 results, Mr. Martin Eurnekian, CEO of Corporación América Airports, noted: “We reported solid results against a challenging macro environment in some of our key markets this quarter, evidenced in the 13% year-on-year increase in Adjusted EBITDA and 364 basis point expansion in Ex-IFRIC Adjusted EBITDA margin to slightly over 37%. Total passenger traffic rose slightly over 7% year-on-year. Despite currency depreciation and softer overall consumption in Argentina which hurt overall travel demand, passenger traffic in the country rose 6.5%, while traffic growth in Brazil increased over 9%. We also saw solid traffic growth across the majority of our countries of operations.”

“Revenues, however, grew at a slower pace this quarter reflecting a mix-shift from international to domestic passenger traffic together with the impact of FX translation on local currency revenues in Argentina, as well as with the impact of the currency depreciation in Brazil. By contrast, our cost structure benefitted from the currency depreciation in these two countries driving Adjusted EBITDA margin Ex-IFRIC expansion of 500 basis points in Argentina and significant growth in Adjusted EBITDA in Brazil. We also saw improvements across most of our countries of operations.”

“An important milestone in our long-term vision of value creation was the agreement entered into with Investment Corporation of Dubai last July, that provides a solid foundation to jointly identify and develop new future opportunities in the airport sector in Italy, Eastern Europe and Middle East, while keeping our focus on delivering on our growth strategy in key markets, primarily Argentina and Brazil.”

“Looking ahead to the remainder of 2018, we are cautiously optimistic and anticipate overall healthy dynamics and continued growth across our markets. Although we see traffic continuing to expand at lower rates in Argentina given currency volatility, over time we expect international inbound traffic to pick-up compensating for lower internal demand of international travel.  In the meantime, we will continue providing the best travel experience for passengers through our airports while never losing sight of our focus on further strengthening our global platform for long-term success.”

Operating & Financial Highlights
(In millions of U.S. dollars, unless otherwise noted)
	2Q18	2Q17	% Var	1H18	1H17	% Var
Passenger Traffic (Million Passengers)	19.2	17.9	7.4%	38.8	36.1	7.5%
Revenue	397.1	383.8	3.5%	787.9	737.4	6.9%
Aeronautical Revenues	185.6	183.0	1.5%	390.4	370.0	5.5%
Non-Aeronautical Revenues	211.4	200.8	5.3%	397.5	367.4	8.2%
Revenue excluding construction service	324.4	318.7	1.8%	668.7	637.8	4.8%
Operating Income	94.1	80.2	17.3%	203.7	175.4	16.1%
Operating Margin	23.7%	20.9%	279	25.8%	23.8%	207
Net Income Attributable to Owners of the Parent	-22.7	15.6	-245.2%	3.8	48.1	-92.1%
EPS (US$)	-0.14	0.11	-234.4%	0.02	0.32	-92.5%
Adjusted EBITDA	121.1	107.3	12.9%	257.9	228.8	12.7%
Adjusted EBITDA Margin	30.5%	28.0%	255	32.7%	31.0%	170
Adjusted EBITDA Margin excluding Construction Service	37.2%	33.5%	364	38.4%	35.8%	266
Net Debt to LTM EBITDA	1.98	-	-	1.98	-	-

1 Data for LTM EBITDA as of June 30, 2017 is not available as CAAP started consolidating its results in 2H16.

Operating Performance

Passenger Traffic

During 2Q18, total passenger traffic rose 7.4% YoY to 19.2 million, principally driven by YoY increases of 6.5% in Argentina and 9.4% in Brazil, which contributed an additional 0.5 and 0.4 million passengers, respectively, along with traffic growth across the majority of CAAP’s countries of operations.

Challenging macro conditions in Argentina along with sharp currency depreciation in the quarter impacted traffic dynamics in the country resulting in slower growth in overall travel demand and a mix-shift from international to domestic traffic. In Brazil, despite slow recovering economic conditions traffic increased almost 11% in both April and June. Passenger traffic in May, however, increased by 6.4% in Brazil as a result of a trucker strike which limited fuel availability, causing flight cancellations or rerouting away from Brasilia airport. By contrast, passenger traffic in Uruguay declined 0.9% YoY reflecting difficult comps as the Easter Holiday this year fell in March while last year it fell in April. Moreover, while passenger traffic in Uruguay increased 3.5% in March and April and 5.9% in May, traffic experienced a contraction of 4.2% in June principally impacted by slower traffic from Argentina and Brazil. Traffic in Italy increased 3.3% reflecting the addition of new routes and airlines.

Peru contributed with a 0.1 million passenger increase, up 17.3% YoY, mainly driven by new frequencies and promotions by low-cost airlines driving competition and higher demand, underscored by the overall economic improvement in the country. In Ecuador, traffic increased 10.1%, continuing with the sequential improvement in passenger traffic growth.

Domestic passengers, that represented 54.0% of total traffic during 2Q18, increased 10.1% YoY principally due to 11.3% growth in Argentina which contributed with 0.5 million additional passengers. International passengers, which accounted for 35.7% of total traffic, increased 3.5% in the period mainly driven by increases of 4.3% and 11.0% in Italy and Armenia, respectively.

Cargo Volume

Cargo volume increased 10.4% YoY in 2Q18 reaching 98.2 thousand tons, mainly reflecting growth of 11.6% in Argentina which added 5.9 thousand tons. Ecuador and Brazil added 2.9 and 2.4 thousand tons each, driven by improved macroeconomic conditions in the region. By contrast, this was partially offset by lower cargo volume in Armenia and Uruguay.

Aircraft Movements

During 2Q18, total aircraft movements increased 5.4% YoY to 215.5 thousand, mainly reflecting growth of 7.3% in Argentina and 4.9% in Brazil, which contributed with 7.3 and 2.2 thousand aircraft movements, respectively. Growth in Argentina resulted from the addition of new airlines, routes and frequencies. The increase in aircraft movements in Brazil was a result of the economic recovery, as explained above.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 17 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements
	2Q18	2Q17	% Var	1H18	1H17	% Var
Domestic Passengers (in millions)	10.4	9.4	10.1%	20.9	19.5	7.6%
International Passengers (in millions)	6.9	6.6	3.5%	13.6	12.9	5.2%
Transit Passengers (in millions)	2.0	1.8	7.5%	4.3	3.7	15.0%
Total Passengers (in millions)	19.2	17.9	7.4%	38.8	36.1	7.5%
Cargo Volume (in thousands of tons)	98.2	88.9	10.4%	196.8	175.1	12.3%
Total Aircraft Movements (in thousands)	215.5	204.5	5.4%	428.9	409.6	4.7%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.
	(in millions)	(in millions)		(in thousands of tons)	(in thousands of tons)		(in thousands)	(in thousands)
Argentina	8.8	8.3	6.5%	56.6	50.8	11.6%	105.9	98.7	7.3%
Italy	2.4	2.3	3.3%	3.0	2.7	14.0%	22.0	22.4	-1.7%
Brazil	4.9	4.4	9.4%	15.7	13.3	18.3%	46.4	44.3	4.9%
Uruguay	0.5	0.5	-0.9%	6.8	7.5	-9.5%	7.1	7.3	-1.9%
Ecuador (1)	1.1	1.0	10.1%	10.5	7.6	38.7%	20.1	19.7	2.0%
Armenia	0.7	0.6	11.0%	4.3	6.0	-27.8%	6.0	5.4	11.9%
Peru (2)	0.8	0.7	17.3%	1.2	1.2	1.7%	8.0	6.8	17.1%
TOTAL	19.2	17.9	7.4%	98.2	88.9	10.4%	215.5	204.5	5.4%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Revenues increased 3.5% YoY, to $397.1 million in 2Q18, mainly reflecting an increase of 1.7%, or $4.1 million, in Argentina and a 1.3%, or $0.4 million, decline in Brazil, as a result of slower travel demand in Argentina and currency depreciation in both countries. By contrast, revenues increased 30.4%, or $6.5 million, in Armenia, and 9.0%, or $1.8 million, in Ecuador, while Italy contributed with an YoY increase of 0.7%, or $0.3 million in revenues.

Revenues in Argentina were negatively impacted by lower overall demand given the challenging economic conditions in the quarter, a mix-shift from international to domestic traffic which is linked to the local currency, and the FX translation effect on domestic revenues from the sharp Argentine peso depreciation in the period, which more than offset higher passenger traffic and aircraft movements. Revenues in Brazil were affected by the currency translation effect on revenues resulting from the Brazilian real depreciation, while local currency revenues benefited from the recovery in passenger traffic from the slowly improving economic environment. Measured in local currency, revenues increased approximately 51.9% in Argentina and 10.5% in Brazil YoY.

In Armenia, higher fuel demand and prices together with the appreciation of the Euro against the US dollar were the main drivers of revenue growth. Passenger traffic growth along with higher construction revenue as a result of investments in Shirak Airport also contributed to revenues in Armenia. Revenue growth in Ecuador, was driven by higher traffic in the period and the suspension of incentives previously granted to Air Europa. Revenues in Uruguay increased 3.0%, or $0.8 million, mainly driven by the implementation of a new $1.4 security tariff per passenger, which was partially compensated by lower construction services revenue. In Italy, revenues remained relatively flat YoY mainly reflecting marketing support expenses which in 2Q18 are deducted from Aeronautical Revenues, instead of SG&A, due to a change in the advertising agreement. This was partially offset by the appreciation of the Euro against the US dollar.

Excluding construction services, total revenues would have increased 1.8% YoY to $324.4 million.

Revenues by Segment (in US$ million)
Country	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Argentina	246.7	242.6	1.7%	495.0	467.5	5.9%
Italy	42.0	41.7	0.7%	73.7	68.0	8.4%
Brazil	30.3	30.7	-1.3%	62.4	62.6	-0.3%
Uruguay	27.0	26.2	3.0%	61.8	57.3	8.0%
Ecuador (1)	22.1	20.2	9.0%	43.6	41.9	3.9%
Armenia	28.1	21.5	30.4%	49.8	38.5	29.1%
Unallocated	0.9	0.8	12.8%	1.7	1.6	6.7%
Total consolidated revenue (2)	397.1	383.8	3.5%	787.9	737.4	6.9%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, revenue decreased 0.5% YoY in Argentina and 3.2% in Italy, but increased 5.6% in Uruguay and 22.5% in Armenia.

Revenue Breakdown (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Aeronautical Revenue	185.6	183.0	1.5%	390.4	370.0	5.5%
Non-aeronautical Revenue	211.4	200.8	5.3%	397.5	367.4	8.2%
Commercial revenue	138.1	135.3	2.1%	275.3	266.9	3.2%
Construction Service revenue (1)	72.7	65.1	11.7%	119.3	99.6	19.7%
Other revenue	0.7	0.5	46.4%	2.9	0.9	233.8%
Total Consolidated Revenue	397.1	383.8	3.5%	787.9	737.4	6.8%
Total Revenue excluding Construction Service revenue (2)	324.4	318.7	1.8%	668.7	637.8	4.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue, derived from the use of airport facilities by aircrafts and passengers, accounted for 46.7% of total revenues, and increased 1.5% YoY to $185.6 million. Argentina and Armenia were the main drivers of aeronautical revenue growth, contributing with increases of $2.6 million and $1.7 million, respectively. Traffic growth of 6.5% in Argentina was mitigated by a mix-shift from international to domestic traffic and the currency translation effect on domestic traffic. Aeronautical revenue also benefitted from increases of 11.0% in traffic in Armenia and 3.3% in Italy. Aeronautical revenue in Armenia and Italy was positively impacted by the appreciation of the Euro against the US dollar. In Italy, the increase was partly offset by a 4.5 million charge for marketing support expenses, which in 2Q18 are deducted from Aeronautical revenues due to a change in the advertising agreement, while before they were accounted for as SG&A. By contrast, Brazil was negatively affected by the depreciation of the Brazilian real against the US dollar which more than offset the 9.4% YoY increase in traffic.

Non-Aeronautical revenues increased 5.3% YoY to $211.4 million, mainly due to the following increases:

▪	2.1%, or $2.8 million, in Commercial Revenues reaching $138.1 million. Growth was mainly driven by increases of $3.1 million in Armenia from both higher fuel demand and prices and of $1.4 million in Italy mainly reflecting the redesigned VIP lounge and passenger growth, further supported by the appreciation of the Euro against the US dollar. In addition, commercial revenues in Brazil increased by 8.5% YoY, or $1.3 million, as higher revenues from fuel, VIP lounges and space rentals more than offset the currency depreciation. This more than compensated a 4.3% YoY, or $3.6 million, decline in commercial revenues in Argentina, mainly resulting from the impact of the Argentine peso depreciation on the share of local currency denominated revenues, slower growth in international traffic and lower passenger demand.

▪	A 11.7%, or $7.6 million, increase in Construction Service revenue resulting from higher capital expenditures during the period; particularly driven by higher investments of $1.7 million, in each Armenia at Shirak Airport, and in Argentina, particularly in Ezeiza, Comodoro Rivadavia and Aeroparque. Italy contributed with a $1.5 million increase in Construction Service revenue.

Excluding Construction Service revenue non-aeronautical revenues would have increased 2.2% YoY to $138.8 million.

Consolidated Operating Costs and Expenses

During 2Q18, Consolidated Operating Costs and Expenses decreased 0.2% YoY to $307.5 million, mainly benefitting from the currency depreciation against the US dollar in Argentina and Brazil, partially offset by higher construction service costs and fuel outlays in Armenia, which are included in Cost of Services.

Cost of Services rose 2.1%, or $5.3 million, during 2Q18 to $263.5 million, reflecting the following variations:

▪	A 11.6%, or $7.5 million, increase in construction service costs, principally reflecting higher capex in Argentina and Armenia;
▪	A 4.8%, or $1.5 million, increase in other cost of services, mainly due to higher cost of fuel in Armenia;
▪	A 5.1%, or $2.8 million, decrease in salaries principally reflecting the depreciation of the Argentine peso and the Brazilian real against the US dollar, partially offset by the appreciation of the Euro against the US dollar in Italy.

Excluding Construction service cost, consolidated cost of services would have decreased 1.1% YoY, or by $2.1 million, to $191.4 million.

Selling, General and Administrative Expenses (“SG&A”) fell 8.1% YoY, or $3.9 million, to $43.5 million in 2Q18 mainly driven by:

▪	A $4.5 million decrease in marketing support expenses in Italy which in 2Q18 are deducted from Aeronautical revenues due to a change in the advertising agreement, while in 2Q17 were accounted for as SG&A; and
▪	A $1.9 million decline in taxes in Argentina reflecting a regulatory reduction in banking transaction taxes.

These declines were partially offset by a $1.5 million increase in SG&A in Brazil, along with higher costs in Ecuador, Uruguay and Armenia.

Excluding Construction service cost, Consolidated Operating Costs and Expenses would have declined 3.3% YoY to $235.4 million in 2Q18 from $243.4 million in 2Q17.

Consolidated Operating Costs and Expenses (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Cost of Services	263.5	258.2	2.1%	504.6	477.7	5.6%
Salaries and social security contributions	51.7	54.5	-5.1%	103.2	103.7	-0.4%
Concession fees	46.1	46.9	-1.5%	95.1	94.7	0.3%
Construction service cost	72.1	64.6	11.6%	118.3	98.9	19.6%
Maintenance expenses	35.4	35.0	1.3%	71.9	69.9	3.0%
Amortization and depreciation	24.9	25.5	-2.4%	49.9	50.1	-0.5%
Other	33.3	31.8	4.8%	66.3	60.4	9.7%
Cost of Services Excluding Construction Service cost	191.4	193.5	-1.1%	386.4	378.8	2.0%
Selling, general and administrative expenses	43.5	47.4	-8.1%	87.5	90.9	-3.7%
Other expenses	0.5	2.5	-80.7%	1.7	2.8	-39.6%
Total Costs and Expenses	307.5	308.1	-0.2%	593.9	571.5	3.9%
Total Costs and Expenses Excluding Construction Service cost	235.4	243.4	-3.3%	475.6	472.5	0.6%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA for the second quarter of 2018 rose 12.9% YoY to $121.1 million, with Adjusted EBITDA margin expanding by 255 bps to 30.5%, from 28.0% in the year-ago quarter. Excluding Construction service margin, Adjusted EBITDA margin increased 364 bps to 37.2%, from 33.5% in 2Q17. Argentina contributed with a 12.3% increase, or $8.7 million in Adjusted EBITDA, with Adjusted Segment EBITDA margin Ex-IFRIC increasing 500 basis points to 43.5%. All other countries of operations also reported higher Adjusted Segment EBITDA, with margin expansion in the Company’s core markets Argentina, Brazil and Italy. See “Use of Non-IFRS Financial Measures” on page 14.

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q18	2Q17	% Var	1H18	1H17	% Var.
Income from Continuing Operations	-34.9	16.1	-317.4%	-8.6	50.8	-117.0%
Financial Income	-49.6	-13.5	266.8%	-63.5	-44.3	43.5%
Financial Loss	198.9	68.5	190.2%	284.7	148.0	92.4%
Income Tax Expense	-20.1	8.9	-326.4%	-8.6	20.5	-141.9%
Amortization and Depreciation	26.9	27.3	-1.4%	54.0	53.8	0.4%
Adjusted EBITDA	121.1	107.3	12.9%	257.9	228.8	12.7%
Adjusted EBITDA Margin	30.5%	28.0%	255	32.7%	31.0%	170
Adjusted EBITDA excluding Construction Service	120.6	106.9	12.8%	256.9	228.1	12.6%
Adjusted EBITDA Margin excluding Construction Service	37.2%	33.5%	364	38.4%	35.8%	266

Financial Income and Loss

CAAP reported a Net financial loss of $149.2 million in the second quarter of 2018 compared to a loss of $55 million in 2Q17. Financial income increased by $36.1 million to $49.6 million from $13.5 million in the year-ago quarter, primarily reflecting the depreciation of the Argentine peso against the US dollar over assets held in US dollars. During 2Q18, CAAP reported a financial loss of $198.9 million, up 190.2% from a loss of $68.5 million in the year-ago quarter, primarily due to higher foreign exchange expenses in Argentina in connection with the $400M AA2000 bond. By contrast, interest expenses fell 16.4% YoY, or $4.0 million, to $20.2 million mainly due to lower debt levels. A higher liability from Brazilian concessions, resulting from the impact of higher inflation on the net present value of future concession fee payments in the country also contributed to a higher Financial loss, net.

Financial Income and Loss (in US$ million)
	2Q18	2Q17	% Var	1H18	1H17	% Var.
Financial Income	49.6	13.5	266.8%	63.5	44.3	43.5%
Interest income	9.0	9.2	-1.3%	11.7	28.9	-59.4%
Foreign exchange income	39.5	4.4	804.7%	49.7	15.4	223.2%
Other	1.1	-	-	2.1	-	-
Financial Loss	-198.9	-68.5	190.2%	-284.7	-148.0	92.4%
Interest Expenses	-20.2	-24.2	-16.4%	-46.1	-66.3	-30.4%
Foreign exchange transaction expenses	-148.2	-25.4	483.8%	-180.9	-35.7	406.6%
Changes in liability for Brazilian concessions	-28.8	-18.2	58.6%	-50.4	-44.1	14.1%
Other expenses	-1.6	-0.8	104.5%	-7.3	-1.9	288.5%
Financial Loss, Net	-149.2	-55.0	171.4%	-221.1	-103.7	113.2%

Income Tax Expense

During 2Q18 the Company reported a tax gain of $20.1 million, mainly due to the combination of: i) a loss before income tax in Argentina as a result of the foreign exchange losses caused by the depreciation of the Argentine peso against the US dollar, and ii) a loss before income tax in Brazil principally caused by the change in the fair value of the financial liability related to the Brazilian concession. This compares with income tax expenses of $8.9 million reported in 2Q17.

Net Income/Loss and Net Income/Loss Attributable to Owners of the Parent

During 2Q18, CAAP reported Net Loss for the Period of $34.9 million compared to a gain of $16.1 million in 2Q17. The 17.3% YoY increase in Operating Income in 2Q18 was more than offset by higher non-cash net financial losses as disclosed above.

During 2Q18, the Company reported a Net Loss Attributable to Owners of the Parent of $22.7 million and loss per common share of $0.14, compared with a Net Income Attributable to Owners of the Parent of $15.6 million in 2Q17 equivalent to earnings per common share of $0.11 for the same period last year.

Consolidated Financial Position

As of June 30, 2018, cash and cash equivalents amounted to $220.1 million, a 20.2% decrease from $275.7 million at March 31, 2018. Total Debt at the close of the quarter decreased to $1,161.5 million, from $1,225.2 million at March 31, 2018, principally reflecting the FX translation effect from currency depreciation on the Brazilian real denominated debt. A total of $679.0 million, or 58.5% of total debt is denominated in U.S. dollars, while 26.0% is denominated in Brazilian reals and 15.5% in Euros.

The Net Debt to LTM EBITDA ratio stood at 1.98x at the end of 2Q18, compared with Net Debt to LTM EBITDA of 1.99x as of March 31, 2018.

Consolidated Debt Indicators (in US$ million)
	As of June 30, 2018	As of March 31, 2018
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.44x	2.57x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	1.98x	1.99x
Total Debt	1,161.5	1,225.2
Short-Term Debt	95.8	79.0
Long-Term Debt	1,065.7	1,146.2
Cash & Cash Equivalents	220.1	275.7
Total Net Debt[4]	941.4	949.5

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

CAPEX

During 2Q18, CAAP made capital expenditures totaling $78.3 million, a 13.4% increase from $69.1 million in 2Q17.

The most significant investments in 2Q18 include:

▪	$65.8 million invested in Argentina primarily for the construction of a new terminal building and improvements to the runway at Ezeiza Airport, the remodeling of the terminal at Aeroparque Airport and the construction of a new terminal building and the expansion of the parking at Comodoro Rivadavia Airport;
▪	$5.9 million invested in Italy, primarily on terminal reconfigurations for higher capacity and Master plan development in Florence Airport; and
▪	$1.9 million invested in Brazil, primarily from engineering projects and construction of runway safety areas at Brasilia Airport and the repair of the glass facade at Natal Airport.

Review of Segment Results

Argentina

Argentina represented 62.1% of the Company’s 2Q18 consolidated revenues and 65.2% of its adjusted EBITDA. CAAP operates 37 airports in Argentina, including the country’s two largest airports, Aeroparque and Ezeiza, with approximately 2.9 million and 2.4 million passengers in 2Q18, respectively. The Company’s main concession in Argentina, AA2000, accounted for approximately 8.5 million passengers, or 44.1%, of CAAP’s 19.2 million total passengers worldwide served during the quarter and over 90% of total passenger traffic in Argentina.

	2Q18	2Q17	% Var	1H18	1H17	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	5.4	4.8	11.3%	11.3	10.3	10.1%
International Passengers (in millions)	3.2	3.1	1.3%	7.1	6.7	5.3%
Transit Passengers (in millions)	0.3	0.3	-16.4%	0.6	0.5	38.1%
Total Passengers (in millions)	8.8	8.3	6.5%	19.1	17.5	9.0%
Cargo Volume (in thousands of tons)	56.6	50.8	11.6%	117.0	100.0	17.1%
Total Aircraft Movements (in thousands)	105.9	98.7	7.3%	219.3	203.0	8.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	102.0	99.4	2.6%	224.1	211.2	6.1%
Non-aeronautical revenue	144.7	143.1	1.1%	270.9	256.3	5.7%
Commercial revenue	79.2	82.8	-4.3%	160.9	164.2	-2.0%
Construction service revenue	65.5	60.4	8.5%	110.0	92.1	19.4%
Other revenue	0.0	0.0	-	0.0	0.0	-
Total Revenue	246.7	242.6	1.7%	495.0	467.5	5.9%
Total Revenue Excluding IFRIC12(1)	181.2	182.2	-0.5%	385.0	375.4	2.5%
Cost of Services	158.8	161.8	-1.9%	303.6	291.5	4.1%
Selling, general and administrative expenses	20.6	23.4	-12.1%	42.7	46.1	-7.4%
Other expenses	0.2	0.1	43.2%	0.5	0.3	82.0%
Total Costs and Expenses	179.5	185.3	-3.1%	346.7	337.9	2.6%
Total Costs and Expenses Excluding IFRIC12(1)	114.0	125.0	-8.7%	236.8	245.9	-3.7%
Adjusted Segment EBITDA	78.9	70.3	12.3%	172.0	155.2	10.8%
Adjusted Segment EBITDA Mg	32.0%	29.0%	303	34.7%	33.2%	155
Adjusted EBITDA Margin excluding IFRIC 12(1)	43.5%	38.5%	500	43.8%	41.3%	245
Capex	65.8	59.1	11.3%	110.3	90.9	21.3%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina increased 6.5% YoY in 2Q18, reflecting challenging macro conditions in the country together with the currency depreciation in the quarter which resulted in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Accordingly, international traffic rose 1.3% YoY reaching 3.2 million passengers, while domestic traffic increased 11.3% to 5.4 million passengers in the quarter.

Traffic growth in the quarter was mainly driven by increases of 7% at Ezeiza and 21% at Córdoba airports, as well as traffic at El Palomar Airport which began operation in February 2018. In addition, traffic at Tucumán Airport rose 101% reflecting easier comps as this airport was closed one month in the quarter while the new runway was built. Growth at Ezeiza Airport reflects resolution 183/2018 issued by “Administración Nacional De Aviación Civil” (ANAC) by which starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flights to or from Uruguay, was reassigned to Ezeiza Airport, with the remaining 50% planned to be reassigned on April 1st, 2019. These measures intend to optimize the management and infrastructure of Aeroparque airport given the growing domestic traffic. Furthermore, cargo volume was up 11.6% while total aircraft movements increased 7.3% during the period.

Revenues were up 1.7% YoY, or $4.1 million, reaching $246.7 million in 2Q18, impacted by lower overall demand given the challenging economic conditions in the quarter, a mix-shift from international to domestic traffic which is linked to the local currency, and the FX translation effect on domestic revenues from the sharp Argentine peso depreciation in the period, which more than offset higher passenger traffic and aircraft movements. As a result, aeronautical revenue increased 2.6% YoY, or $2.6 million. By contrast, commercial revenues fell 4.3%, or $3.6 million, mainly reflecting the FX depreciation on the share of local currency denominated revenues, slower growth in international traffic and lower passenger demand. Construction Service revenue increased 8.5% YoY, or $5.1 million, reflecting higher capital expenditures in the period. Measured in local currency, revenues increased YoY by 51.9%.

Excluding construction service revenue, total Argentina revenue in 2Q18 decreased 0.5% YoY to $181.2 million.

Cost of services fell 1.9% YoY, or by $3.0 million, to $158.8 million, primarily due to a decrease in salaries and social security contributions, amortization, depreciation and maintenance expenses as a result of the Argentine peso depreciation, partly offset by a 8.5%, or $5.1 million, increase in Construction Service cost as a result of higher investments in the period.

SG&A declined by 12.1% YoY, or $2.8 million, to $20.6 million in 2Q18, also driven by currency depreciation and a regulatory reduction in banking transaction taxes.

Adjusted Segment EBITDA in Argentina increased 12.3%, or $8.6 million, to $78.9 million in 2Q18, with Adjusted Segment EBITDA margin expanding by 303 basis points to 32.0% in 2Q18, from 29.0% in the year-ago quarter. Excluding construction services, Adjusted Segment EBITDA margin would have increased 500 basis points to 43.5%.

During 2Q18 CAAP made capital expenditures for $65.8 million invested in Argentina primarily for the construction of a new terminal building and improvements to the runway at Ezeiza Airport, the remodeling of the terminal at Aeroparque Airport and the construction of a new terminal building and the expansion of the parking at Comodoro Rivadavia Airport.

Italy

Italy represented 10.6% of the Company’s consolidated 2Q18 revenues and 8.9% of its adjusted EBITDA. CAAP operates two airports in Italy, Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) and Aeroporto di Firenze (“Florence Airport”), with approximately 1.6 million and 0.8 million passengers in 2Q18, respectively.

	2Q18	2Q17	% Var	1H18	1H17	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	-0.5%	0.9	0.9	1.1%
International Passengers (in millions)	1.9	1.8	4.3%	2.9	2.8	3.4%
Transit Passengers (in millions)	0.0	0.0	412.0%	0.0	0.0	81.7%
Total Passengers (in millions)	2.4	2.3	3.3%	3.8	3.7	2.8%
Cargo Volume (in thousands of tons)	3.0	2.7	14.0%	5.7	5.4	5.2%
Total Aircraft Movements (in thousands)	22.0	22.4	-1.7%	35.9	36.5	-1.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	26.7	29.5	-9.5%	47.2	47.2	0.0%
Non-aeronautical revenue	15.3	12.3	25.2%	26.5	20.8	27.4%
Commercial revenue	9.5	8.1	16.9%	16.9	13.8	22.6%
Construction service revenue	5.2	3.7	40.5%	6.7	6.2	8.7%
Other revenue	0.6	0.4	50.8%	2.9	0.8	245.6%
Total Revenue	42.0	41.7	0.7%	73.7	68.0	8.4%
Total Revenue Excluding IFRIC12(1)	36.8	38.0	-3.2%	67.0	61.8	8.4%
Cost of Services	30.7	26.3	16.7%	55.5	47.7	16.5%
Selling, general and administrative expenses	3.5	8.6	-59.1%	6.8	14.3	-52.4%
Other expenses	0.0	0.0	-	0.0	0.0	-
Total Costs and Expenses	34.2	35.0	-2.0%	62.3	62.0	0.6%
Total Costs and Expenses Excluding IFRIC12(1)	29.5	31.5	-6.4%	56.4	56.3	0.2%
Adjusted Segment EBITDA	10.7	9.1	17.7%	17.3	10.6	62.9%
Adjusted Segment EBITDA Mg	25.5%	21.9%	368	23.5%	15.6%	785
Adjusted EBITDA Margin excluding IFRIC 12(1)	28.0%	23.3%	466	24.6%	16.3%	828
Capex	5.9	5.6	6.2%	8.2	8.6	-4.5%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 3.3% YoY in 2Q18 driven by growth of 4.3% in international passengers. Cargo volume was up 14.0%, while total aircraft movements decreased by 1.7%.

Revenues in 2Q18 increased 0.7% YoY, or $0.3 million, to $42.0 million mainly reflecting the following variations:

•	A 16.9%, or $1.4 million, increase in commercial revenues driven mainly by the recently redesigned VIP lounge and new retail stores at Florence Airport coupled with passenger growth. This was further supported by the appreciation of the Euro against the US dollar;

•	A 40.5%, or $1.5 million, increase in Construction Service revenue in Italy; and

•	A 9.5%, or $2.8 million, decline in aeronautical revenues mainly reflecting the marketing expenses which in 2Q18 were deducted from Aeronautical revenues, due to a change in the advertising agreement. This more than offset the higher traffic and the appreciation of the Euro against the US dollar.

Cost of services reached $30.7 million, up 16.7% YoY, or $4.4 million, mainly due to the appreciation of the Euro against the US dollar, and, to a lesser extent, as a result of higher external services, porterage and security services, higher salaries and social security contributions corresponding to a 2% increase in employees.

SG&A declined 59.1%, or $5.1 million, to $3.5 million in 2Q18 as in 2Q18 marketing support expenses are recorded under Aeronautical Revenues, instead of SG&A, due to a change in the advertising agreement.

Adjusted Segment EBITDA in Italy increased 17.7%, or $1.6 million, to $10.7 million in 2Q18, with Adjusted Segment EBITDA margin expanding 368 basis points to 25.5% in 2Q18 from 21.9% in 2Q17. Excluding construction services, Adjusted Segment EBITDA margin would have increased 466 basis points to 28.0% from 23.3% in 2Q17.

During 2Q18 CAAP made capital expenditures for $5.9 million in Italy, primarily on terminal reconfigurations for higher capacity and Master plan development in Florence Airport.

Brazil

Brazil represented 7.6% of the Company’s consolidated 2Q18 revenues and 2.1% of its adjusted EBITDA. CAAP operates two airports in Brazil, Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”) and Airport of São Gonçalo do Amarante (“Natal Airport”) with approximately 4.3 million and 0.5 million passengers in 2Q18, respectively.

	2Q18	2Q17	% Var	1H18	1H17	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	3.0	2.8	8.0%	5.9	5.8	1.9%
International Passengers (in millions)	0.1	0.1	8.4%	0.3	0.3	13.1%
Transit Passengers (in millions)	1.7	1.5	12.2%	3.6	3.2	12.2%
Total Passengers (in millions)	4.9	4.4	9.4%	9.8	9.3	5.7%
Cargo Volume (in thousands of tons)	15.7	13.3	18.3%	29.8	25.9	15.2%
Total Aircraft Movements (in thousands)	46.4	44.3	4.9%	91.2	89.7	1.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	13.8	15.5	-10.8%	30.5	32.2	-5.1%
Non-aeronautical revenue	16.5	15.2	8.5%	31.8	30.4	4.8%
Commercial revenue	16.5	15.2	8.5%	31.8	30.4	4.8%
Construction service revenue	0.0	0.0	-	0.0	0.0	-
Other revenue	0.0	0.0	-	0.0	0.0	-
Total Revenue	30.3	30.7	-1.3%	62.4	62.6	-0.3%
Cost of Services	27.2	29.8	-8.6%	55.5	58.6	-5.3%
Selling, general and administrative expenses	4.6	3.1	48.7%	8.3	6.1	37.5%
Other expenses	0.1	2.2	-96.8%	0.2	2.2	-90.5%
Total Costs and Expenses	31.9	35.1	-9.1%	64.1	66.9	-4.2%
Adjusted Segment EBITDA	2.6	0.0	n.m.	6.8	4.3	58.9%
Adjusted Segment EBITDA Mg	8.5%	0.1%	845	10.9%	6.8%	405
Capex	1.9	2.1	-10.6%	3.2	5.0	-35.3%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil increased 9.4% YoY in 2Q18 driven by the slowly recovering economic environment. Traffic rose almost 11% in both April and June, while traffic in May was 6.4% reflecting a trucker strike which limited fuel availability, causing flight cancellations or rerouting away from Brasilia airport. Total passenger traffic at Brasilia Airport, which represented 89.4% of traffic in Brazil, increased 10.6%, reflecting the continued recovery from the recession experienced earlier in the country. Furthermore, cargo volume was up 18.3% while total aircraft movements increased 4.9% during the period.

Revenues in 2Q18, however, were down 1.3% YoY, or $0.4 million, to $30.3 million, impacted by the depreciation of the Brazilian real during the period. Aeronautical revenues declined by 10.8%, or $1.7 million despite the 9.4% growth in passenger traffic. By contrast, commercial revenues increased by 8.5% YoY, or $1.3 million, as higher revenues from fuel, VIP lounges and space rentals more than offset the currency depreciation. Measured in local currency, revenues increased YoY by 10.5% in Brazil.

Cost of services declined 8.6%, or $2.6 million, to $27.2 million, mainly due to a decrease of $1.3 million, or 16%, in concession fees as a result of the depreciation of the Brazilian real against the US dollar and an adjustment in the concession fee in December 2017 resulting in an increase in the discount rate used to calculate this fee, and a decrease of 53%, or 0.8 million, in office expenses due to a reduction in utilities.

SG&A was $4.6 million in 2Q18, an increase of 48.7%, or $1.5 million, mainly due to higher professional services fees in relation with the renegotiation of the concession fee payment.

Adjusted Segment EBITDA in Brazil increased to $2.6 million in 2Q18, reaching an 8.5% Adjusted Segment EBITDA margin mainly due to higher operating leverage.

During 2Q18 CAAP made capital expenditures of $1.9 million, primarily from engineering projects and construction of runway safety areas at Brasilia Airport and the repair of the glass facade at Natal Airport.

Awards & Recognitions

Carrasco Airport, Uruguay

In January 2018, Carrasco Airport was recognized as CEIV Pharma certified (Center of Excellence for Independent Validators in Pharmaceutical Logistics), making it the only Free Zone airport in Latin America to be granted with this certification by IATA (International Air Transport Association). This foundational step is anticipated to drive new business development opportunities for the main airport terminal in Uruguay, as the country seeks to become the pharmaceutical hub for the region. Also, in recognition of its best in class operational performance, in terms of safety, excellence and efficiency, in February 2018, Carrasco Airport was awarded with the Certificate of Airport Operator by DINACIA, the National Aeronautical Authority, making it the first airport in Latin America to be certified by the Latin American Aeronautical Regulations (“LAR”). In addition, in August 2018, Carrasco Airport inaugurated a solar energy generation plant composed of 1,540 panels, being the only airport in the region to have its own energy generation system.

Brasilia Airport, Brazil

Brasilia Airport was chosen as “Best Airport” in the country according to a survey conducted by the Brazilian Ministry of Transport, Ports and Civil Aviation. In all, over 20,000 passengers were interviewed by 20 Brazilian airports between April and June of 2018. This is the second time this year this airport receives the best score among airports with more than 15 million passengers per year.

Galapagos Airport, Ecuador

Starting this year, Galapagos Airport has embraced the UN Global Compact, setting a precedent in the industry given its commitment to best environmental practices. Since its inception, this airport has been environmentally sustainable, drawing all of its energy from the sun and wind, becoming the first “green” airport in the world granted the LEEDS GOLD certification from the US Green Building Council.

Guayaquil Airport, Ecuador

In March 2018, Guayaquil airport received several recognitions from the Airports Council International (ACI) World at the Airport Service Quality (ASQ) awards winning the first place within in the “Best Airport by Region” and “Best Airport by Region and Size” categories. ASQ is the only worldwide program to survey passengers at the airport on their day of travel and covers 74% of the world’s top 100 busiest airports.

Key Events for the Quarter

Corporación América Airports Purchases Additional 6.5% Stake in Toscana Aeroporti S.p.A.

On June 25, 2018 CAAP’s subsidiary Corporacion America Italia S.p.A. (“CAI”) entered into a share purchase agreement with Fondazione Cassa di Risparmio di Firenze (the “Agreement”) to purchase an additional stake in Toscana Aeroporti S.p.A (“Toscana Aeroporti”), the Company’s subsidiary that holds the concessions of the Pisa and Florence airports. Pursuant to the Agreement, CAI acquired additional 1,225,275 shares of Toscana Aeroporti, representing approximately 6.58% of Toscana Aeroporti’s share capital,and bringing CAI’s ownership of Toscana Aeroporti, to approximately 62.28% of its share capital, up from approximately 55.70% prior to this transaction. Pursuant to the Agreement, CAI agreed to pay Fondazione Cassa di Risparmio di Firenze (i) a purchase price of €16.50 per share, equal to a total consideration of €20.2 million and (ii) an earn-out consideration up to €3.4 million in aggregate, should certain conditions be met over a two-year period starting from the completion of the Acquisition.

Subsequent Events

Corporación América Airports and Investment Corporation of Dubai Announce Two Business Agreements

On July 27, 2018, Corporación América Airports and Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai announced they entered into a share purchase agreement whereby CAAP will sell 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to ICD (the “Transaction”). CAAP and ICD also entered into a Memorandum of Understanding (“MOU”) to jointly pursue new opportunities in the airport sector in Italy, Eastern Europe (exc. Russia) and the Middle East. The MOU aims to build upon CAAP’s management capabilities and deep knowledge of the airport industry as well as ICD´s unique access to financing and the capital markets. CAI is the controlling entity of Toscana Aeroporti S.p.A. (“TA”), a publicly traded Italian company which manages and holds the concessions for the Florence and Pisa airports in Italy. Since its initial public offering in February 2018, CAAP acquired an additional 11% ownership stake in TA, increasing its stake from 51% to approximately 62%. Following the closing of the Transaction, CAAP will have a 75% share ownership of CAI. The transaction is expected to close by August 31, 2018 subject to satisfaction of certain customary conditions precedent.

Corporación América Airports Announces Update to the Guayaquil Airport Concession Agreement

On July 9, 2018, the Company announced that its 50.0% owned subsidiary Terminal Aeroportuaria de Guayaquil S.A. (TAGSA), which operates and maintains the Guayaquil Airport in the city of Guayaquil, Ecuador, amended the concession agreement (the “Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil and the Municipality of Guayaquil, including the commitment of incremental capital expenditures of US$32.2 million together with the extension of the term of the Guayaquil Concession Agreement for a five–year period from 2024 to 2029. The Guayaquil Concession Agreement amendment also includes an increase in the annual concession fee, effective as of July 1, 2018, from 50.25% to 55.25% paid over aggregate gross revenues received from tariffs and charges and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center). Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of US$524,600 in the administrative service fee, paid semiannually commencing February 2019.

Inflation Related Accounting

IAS 29 requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed as non-monetary items.

To conclude whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that inflation in Argentina has increased significantly during 2018, it is expected to exceed the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict that conclusion, the Company understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates located in Argentina.

2Q18 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern time, Aug 22, 2018
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Raúl Francos, Chief Financial Officer
Ms. Gimena Albanesi, Head of Investor Relations
Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)
Webcast:	https://services.choruscall.com/links/caap180822.html
Replay:	Participants can access the replay through August 29, 2018 by dialing:
1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10123316.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services, as shown on the table below.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our Registration Statement on Form F-1 filed with the SEC for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Argentina
Domestic Passengers (in millions)	5.4	4.8	11.3%	11.3	10.3	10.1%
International Passengers (in millions)	3.2	3.1	1.3%	7.1	6.7	5.3%
Transit passengers (in millions)	0.3	0.3	-16.4%	0.6	0.5	38.1%
Total passengers (in millions)	8.8	8.3	6.5%	19.1	17.5	9.0%
Cargo volume (in thousands of tons)	56.6	50.8	11.6%	117.0	100.0	17.1%
Aircraft movements (in thousands)	105.9	98.7	7.3%	219.3	203.0	8.0%
Italy
Domestic Passengers (in millions)	0.5	0.5	-0.5%	0.9	0.9	1.1%
International Passengers (in millions)	1.9	1.8	4.3%	2.9	2.8	3.4%
Transit passengers (in millions)	0.0	0.0	412.0%	0.0	0.0	81.7%
Total passengers (in millions)	2.4	2.3	3.3%	3.8	3.7	2.8%
Cargo volume (in thousands of tons)	3.0	2.7	14.0%	5.7	5.4	5.2%
Aircraft movements (in thousands)	22.0	22.4	-1.7%	35.9	36.5	-1.5%
Brazil
Domestic Passengers (in millions)	3.0	2.8	8.0%	5.9	5.8	1.9%
International Passengers (in millions)	0.1	0.1	8.4%	0.3	0.3	13.1%
Transit passengers (in millions)	1.7	1.5	12.2%	3.6	3.2	12.2%
Total passengers (in millions)	4.9	4.4	9.4%	9.8	9.3	5.7%
Cargo volume (in thousands of tons)	15.7	13.3	18.3%	29.8	25.9	15.2%
Aircraft movements (in thousands)	46.4	44.3	4.9%	91.2	89.7	1.6%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	16.7%	0.0	0.0	11.7%
International Passengers (in millions)	0.5	0.5	-1.0%	1.2	1.1	4.3%
Transit passengers (in millions)	0.0	0.0	19.6%	0.0	0.0	-38.3%
Total passengers (in millions)	0.5	0.5	-0.9%	1.2	1.1	3.9%
Cargo volume (in thousands of tons)	6.8	7.5	-9.5%	13.6	13.6	-0.1%
Aircraft movements (in thousands)	7.1	7.3	-1.9%	18.1	17.5	3.0%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.5	10.4%	1.2	1.1	6.7%
International Passengers (in millions)	0.5	0.4	9.3%	0.9	0.9	2.7%
Transit passengers (in millions)	0.0	0.0	20.9%	0.0	0.0	-6.3%
Total passengers (in millions)	1.1	1.0	10.1%	2.1	2.0	4.7%
Cargo volume (in thousands of tons)	10.5	7.6	38.7%	20.5	17.2	19.7%
Aircraft movements (in thousands)	20.1	19.7	2.0%	38.0	39.9	-4.8%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.7	0.6	11.0%	1.2	1.1	10.5%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.7	0.6	11.0%	1.2	1.1	10.5%
Cargo volume (in thousands of tons)	4.3	6.0	-27.8%	7.8	10.9	-28.2%
Aircraft movements (in thousands)	6.0	5.4	11.9%	11.0	9.8	11.3%
Peru(2)
Domestic Passengers (in millions)	0.8	0.7	17.3%	1.6	1.4	17.1%
International Passengers (in millions)	0.0	0.0	-36.6%	0.0	0.0	271.6%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.8	0.7	17.3%	1.6	1.4	17.1%
Cargo volume (in thousands of tons)	1.2	1.2	1.7%	2.4	2.3	2.2%
Aircraft movements (in thousands)	8.0	6.8	17.1%	15.4	13.1	18.0%

(1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
(2)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Aeronautical Breakdown (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Aeronautical Revenue	185.6	183.0	1.5%	390.4	370.1	5.5%
Passenger use fees	146.5	141.6	3.5%	305.9	282.2	8.4%
Aircraft fees	36.0	33.4	7.7%	69.6	62.5	11.3%
Other	3.2	8.0	-60.5%	15.0	25.4	-41.1%

Commercial Revenue Breakdown (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Commercial revenue	138.1	135.3	2.1%	275.3	266.9	3.2%
Warehouse use fees	49.2	47.9	2.7%	96.3	94.0	2.5%
Duty free shops	15.9	17.1	-7.3%	32.1	32.8	-2.3%
Rental of space (including hangars)	8.4	8.3	0.8%	17.1	16.7	2.2%
Parking facilities	9.7	10.6	-8.5%	20.2	20.7	-2.4%
Fuel	13.1	9.8	33.1%	24.3	18.3	32.5%
Food and beverage services	6.5	7.0	-8.0%	13.7	14.4	-5.3%
Advertising	5.1	5.3	-4.6%	10.1	10.8	-6.9%
Services and retail stores	4.6	4.4	4.6%	9.0	8.4	7.2%
Catering	3.5	3.6	-4.3%	7.3	7.0	3.4%
VIP lounges	6.0	4.7	28.5%	12.2	8.8	39.1%
Walkway services	2.2	2.3	-3.7%	4.7	6.1	-22.7%
Other	14.1	14.2	-0.7%	28.5	28.6	-0.3%

Total Expenses Breakdown (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Cost of services	263.5	258.2	2.1%	504.6	477.7	5.6%
Selling, general and administrative expenses	43.5	47.4	-8.1%	87.5	90.9	-3.7%
Financial loss	198.9	68.5	190.2%	284.7	148.0	92.3%
Other expenses	0.5	2.5	-80.7%	1.7	2.8	-40.0%
Income tax expense	-20.1	8.9	-326.4%	-8.6	20.5	-142.0%
Total expenses	486.3	385.5	26.2%	870.0	740.0	17.6%

Cost of Services (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Cost of Services	263.5	258.2	2.1%	504.6	477.7	5.6%
Salaries and social security contributions	51.7	54.5	-5.1%	103.2	103.7	-0.5%
Concession fees	46.1	46.9	-1.5%	95.0	94.8	0.3%
Construction service cost	72.1	64.6	11.6%	118.3	98.9	19.6%
Maintenance expenses	35.4	35.0	1.3%	71.9	69.9	3.0%
Amortization and depreciation	24.9	25.5	-2.4%	49.9	50.1	-0.4%
Services and fees	14.6	13.4	8.6%	28.2	26.4	6.6%
Cost of fuel	8.4	6.4	31.1%	15.3	11.0	39.0%
Taxes	4.2	4.5	-6.9%	8.8	9.2	-4.5%
Office expenses	3.3	4.2	-21.1%	7.5	7.5	0.3%
Provision for maintenance cost	0.1	0.3	-69.5%	1.2	1.0	20.1%
Others	2.8	3.0	-7.0%	5.3	5.2	1.6%

Selling, General and Administrative Expenses (in US$ million)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
SG&A	43.5	47.4	-8.1%	87.5	90.9	-3.7%
Taxes	12.3	14.3	-13.5%	26.6	27.9	-4.4%
Salaries and social security contributions	8.5	8.5	-0.5%	17.9	17.0	5.0%
Services and fees	10.7	14.1	-23.8%	21.2	26.0	-18.3%
Office expenses	2.9	2.8	2.6%	5.2	5.9	-12.4%
Amortization and depreciation	2.1	1.9	11.0%	4.2	3.7	13.8%
Maintenance expenses	0.4	0.5	-18.7%	1.5	1.5	0.4%
Advertising	1.4	0.7	109.7%	1.9	1.5	28.7%
Insurances	0.8	0.3	190.9%	1.3	0.9	46.4%
Charter services	0.2	0.2	2.8%	0.4	0.4	1.4%
Bad debts recovery	0.0	0.0	-100.0%	0.0	-0.2	-100.0%
Bad debts	0.8	1.5	-44.3%	1.7	2.0	-13.4%
Others	3.5	2.8	24.8%	5.8	4.5	28.8%

Expenses by Segment (in US$ million)
Country	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Argentina	179.5	185.3	-3.1%	346.7	337.9	2.6%
Italy	34.2	35.0	-2.0%	62.3	62.0	0.6%
Brazil	31.9	35.1	-9.1%	64.1	66.9	-4.2%
Uruguay	18.0	16.3	10.7%	36.5	32.7	11.8%
Ecuador	16.5	15.3	7.9%	32.3	31.5	2.6%
Armenia	19.0	14.5	30.9%	34.6	27.5	25.7%
Unallocated	8.4	6.7	26.0%	17.3	13.0	33.4%
Total consolidated expenses (1) (2)	307.5	308.1	-0.2%	593.9	571.5	3.9%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Selected Income Statement Data (in US$ million)

	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Argentina
Total Revenue	246.7	242.6	1.7%	495.0	467.5	5.9%
Total Revenue excluding Construction service revenue(1)	181.2	182.2	-0.5%	385.0	375.4	2.5%
Operating Income	71.7	61.8	16.0%	157.7	138.9	13.6%
Adjusted Segment EBITDA	78.9	70.3	12.3%	172.0	155.2	10.8%
Adjusted Segment EBITDA Mg	32.0%	29.0%	303	34.7%	33.2%	155
Adjusted EBITDA Margin excluding Construction service(1)	43.5%	38.5%	500	44.6%	41.3%	333
Italy
Total Revenue	42.0	41.7	0.7%	73.7	68.0	8.4%
Total Revenue excluding Construction service revenue(1)	36.8	38.0	-3.2%	67.0	61.8	8.4%
Operating Income	7.8	6.8	14.9%	11.4	6.0	88.9%
Adjusted Segment EBITDA	10.7	9.1	17.7%	17.3	10.6	62.9%
Adjusted Segment EBITDA Mg	25.5%	21.9%	368	23.5%	15.6%	785
Adjusted EBITDA Margin excluding Construction service(1)	28.0%	23.3%	466	24.6%	16.3%	828
Brazil
Total Revenue	30.3	30.7	-1.3%	62.4	62.6	-0.3%
Operating Income	-1.6	-4.4	-64.1%	-1.7	-4.3	-60.3%
Adjusted segment EBITDA	2.6	0.0	n.m.	6.8	4.3	58.9%
Adjusted Segment EBITDA Mg	8.5%	0.1%	845	10.9%	6.8%	405
Uruguay
Total Revenue	27.0	26.2	3.0%	61.8	57.3	8.0%
Total Revenue excluding Construction service revenue(1)	26.8	25.4	5.6%	61.5	56.0	9.7%
Operating Income	8.5	9.4	-9.9%	24.2	23.7	2.0%
Adjusted Segment EBITDA	11.9	12.5	-5.3%	31.2	30.3	2.9%
Adjusted Segment EBITDA Mg	44.0%	47.8%	-388	50.5%	53.0%	-252
Adjusted EBITDA Margin excluding Construction service(1)	44.3%	49.3%	-506	50.7%	54.1%	-334
Ecuador
Total Revenue	22.1	20.2	9.0%	43.6	41.9	3.9%
Operating Income	4.9	4.3	13.1%	10.0	9.2	8.8%
Adjusted segment EBITDA	6.8	6.2	9.6%	13.7	12.8	6.7%
Adjusted Segment EBITDA Mg	30.7%	30.5%	16	31.5%	30.6%	82
Armenia
Total Revenue	28.1	21.5	30.4%	49.8	38.5	29.1%
Total Revenue excluding Construction service revenue(1)	26.3	21.5	22.5%	47.5	38.5	23.6%
Operating Income	9.1	7.1	29.5%	15.3	11.1	38.0%
Adjusted Segment EBITDA	12.1	9.9	22.6%	21.2	16.7	27.0%
Adjusted Segment EBITDA Mg	43.2%	45.9%	-274	42.6%	43.4%	-73
Adjusted EBITDA Margin excluding Construction service(1)	45.9%	46.1%	-15	44.5%	43.4%	106
Unallocated
Total revenue	0.9	0.8	12.8%	1.7	1.6	6.7%
Operating income	-6.3	-4.7	32.8%	-13.2	-9.1	44.8%
Adjusted segment EBITDA	-1.3	-0.5	177.5%	-3.8	-0.9	339.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1	Excludes Construction Service revenue.
2	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands) (3)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.
Argentina
Aeroparque (1)	2,274	2,214	3%	512	700	-27%	147	194	-24%	2,933	3,107	-6%	515	565	-9%	31,054	31,569	-2%
Bariloche	241	190	26%	1	0	122%	1	2	-53%	242	192	26%	71	88	-19%	2,429	2,078	17%
Catamarca	17	15	11%	0	0	-	0	4	-95%	17	18	-9%	33	40	-16%	510	432	18%
C. Rivadavia	152	140	8%	0	0	-	0	1	-81%	152	141	8%	152	151	1%	2,484	2,163	15%
Córdoba	533	431	24%	242	219	11%	34	20	75%	809	669	21%	420	375	12%	8,377	6,849	22%
El Palomar (2)	148	0	-	0	0	-	0	0	-	148	0	-	0	0	-	1,486	0	-
Esquel	11	12	-13%	0	0	-	0	0	-21%	11	12	-13%	0	0	-	191	186	3%
Ezeiza (1)	134	109	22%	2,210	2,068	7%	38	41	-7%	2,382	2,219	7%	53,198	46,661	14%	17,719	15,163	17%
Formosa	28	28	1%	0	0	388%	0	0	-	28	28	1%	35	45	-22%	463	477	-3%
General Pico	1	1	-36%	0	0	-	0	0	-50%	1	1	-36%	0	0	-	1,176	794	48%
Iguazú	147	181	-19%	0	0	-73%	0	0	-78%	147	182	-19%	0	0	-100%	1,569	1,630	-4%
Jujuy	115	57	101%	2	0	9671%	0	1	-50%	117	58	102%	29	27	7%	1,485	1,029	44%
La Rioja	18	21	-14%	0	0	-	0	4	-96%	18	24	-26%	38	46	-18%	421	471	-11%
Malargüe	0	0	650%	0	0	-	0	0	-	0	0	690%	0	0	-	56	59	-5%
Mar del Plata	92	49	87%	0	0	-56%	4	4	3%	96	53	81%	48	67	-29%	1,949	1,385	41%
Mendoza	324	298	9%	157	129	22%	6	6	-10%	487	434	12%	414	414	0%	5,120	4,739	8%
Parana	20	17	20%	0	0	123%	0	0	-93%	20	17	20%	0	1	-100%	742	803	-8%
Posadas	72	50	45%	0	0	4%	0	0	-1%	72	50	45%	102	95	7%	1,091	793	38%
Pto Madryn	21	19	10%	0	0	-	2	0	514%	23	19	21%	0	7	-100%	240	291	-18%
Reconquista	0	1	-89%	0	0	-75%	0	0	11%	0	1	-88%	0	0	-	698	702	-1%
Resistencia	77	81	-4%	0	0	686%	0	0	-62%	78	81	-4%	116	75	53%	1,244	1,123	11%
Río Cuarto	9	14	-40%	0	0	-	0	0	-100%	9	14	-40%	3	2	39%	192	347	-45%
Río Gallegos	51	56	-9%	0	0	-90%	1	1	27%	52	57	-8%	149	116	28%	745	739	1%
Río Grande	35	34	2%	0	0	-100%	0	0	-100%	35	34	2%	62	104	-40%	754	639	18%
Salta	179	220	-19%	14	18	-23%	2	9	-81%	194	247	-21%	262	337	-22%	2,149	3,247	-34%
San Fernando	6	8	-19%	2	3	-20%	0	0	-	9	11	-19%	0	0	-	8,953	9,121	-2%
San Juan	52	51	3%	5	0	4362%	0	3	-97%	57	54	6%	0	149	-100%	709	747	-5%
San Luis	23	22	5%	0	0	-	0	0	-	23	22	5%	21	37	-43%	423	432	-2%
San Rafael	12	12	-6%	0	0	-	0	0	-	12	12	-6%	0	0	-	1,147	1,079	6%
Santa Rosa	12	12	-1%	0	0	-100%	0	0	-56%	12	13	-2%	0	10	-100%	793	892	-11%
Santiago del Estero	24	25	-4%	0	0	-	0	0	-63%	24	25	-4%	53	51	3%	674	566	19%
Tucumán	204	116	75%	24	0	15573%	8	0	2550%	235	117	101%	514	852	-40%	2,609	1,221	114%
Viedma	7	8	-15%	0	0	-	0	2	-100%	7	10	-33%	0	0	-	192	288	-33%
Villa Mercedes	0	0	9%	0	0	-	0	0	-40%	0	0	6%	0	0	-	344	550	-37%
Termas de Río Hondo	9	47	-80%	0	0	-75%	0	0	-	9	47	-80%	4	53	-92%	233	605	-61%
Bahia Blanca	111	100	11%	0	0	-	6	7	-16%	117	107	9%	102	100	1%	1,657	1,567	6%
Neuquén	235	205	15%	10	0	75000%	7	8	-14%	251	213	18%	309	299	3%	3,834	3,885	-1%
Total Argentina	5,391	4,843	11%	3,179	3,138	1%	257	307	-16%	8,826	8,289	6%	56,650	50,767	12%	105,912	98,661	7%

Italy
Pisa	380	382	0%	1,212	1,140	6%	1	0	594%	1,593	1,522	5%	2,917	2,598	12%	12,379	11,950	4%
Florence	104	104	0%	662	657	1%	0	0	3%	766	761	1%	112	60	87%	9,666	10,467	-8%
Total Italy	484	486	0%	1,874	1,796	4%	1	0	412%	2,359	2,283	3%	3,029	2,658	14%	22,045	22,417	-2%

Brazil
Brasilia	2,552	2,332	9%	111	99	12%	1,680	1,497	12%	4,343	3,928	11%	11,826	10,221	16%	42,182	40,041	5%
Natal	496	491	1%	18	20	-10%	0	0	-	514	511	1%	3,872	3,053	27%	4,224	4,211	0%
Total Brazil	3,047	2,823	8%	129	119	8%	1,680	1,497	12%	4,857	4,439	9%	15,698	13,273	18%	46,406	44,252	5%

Uruguay
Carrasco	0	0	84%	489	491	0%	3	3	20%	492	494	0%	6,795	7,512	-10%	6,146	6,002	2%
Punta del Este	0	0	-70%	18	21	-14%	0	0	-	18	21	-14%	0	0	-	976	1,255	-22%
Total Uruguay	0	0	17%	507	512	-1%	3	3	20%	510	515	-1%	6,795	7,512	-10%	7,122	7,257	-2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands) (3)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.	2Q18	2Q17	% Var.

Ecuador
Guayaquil	462	415	11%	484	443	9%	17	14	21%	963	873	10%	9,198	6,754	36%	18,523	18,157	2%
Galapagos	139	129	8%	0	0	-	0	0	-	139	129	8%	1,290	808	60%	1,528	1,502	2%
Total Ecuador	601	544	10%	484	443	9%	17	14	21%	1,103	1,002	10%	10,488	7,561	39%	20,051	19,659	2%

Armenia
Zvartnots	0	0	-	637	593	8%	0	0	-	637	593	8%	4,325	5,994	-28%	5,764	5,225	10%
Shirak	0	0	-	44	21	108%	0	0	-	44	21	108%	0	0	-	272	167	63%
Total Armenia	0	0	-	681	614	11%	0	0	-	681	614	11%	4,325	5,994	-28%	6,036	5,392	12%

Peru
Arequipa	470	385	22%	0	0	-70%	0	0	-	471	385	22%	554	535	4%	4,017	3,256	23%
Juliaca	115	107	7%	0	0	-100%	0	0	-	115	107	7%	242	212	14%	1,068	1,023	4%
Puerto Maldonado	84	74	14%	0	0	-	0	0	-	84	74	14%	181	217	-16%	841	862	-2%
Tacna	109	92	18%	0	0	514%	0	0	-	109	92	18%	201	199	1%	1,159	899	29%
Ayacucho	63	60	5%	0	0	-	0	0	-	63	60	5%	16	10	63%	890	773	15%
Total Peru	840	717	17%	0	0	-37%	0	0	-	841	717	17%	1,194	1,174	2%	7,975	6,813	17%
Total CAAP	10,364	9,414	10%	6,855	6,623	4%	1,957	1,821	8%	19,176	17,857	7%	98,179	88,939	10%	215,547	204,451	5%

1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flight to and from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019.
2)	El Palomar commenced operations in February 2018

Income Statement (in US$ thousands)
	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Continuing operations
Revenue	397,052	383,768	3.5%	787,936	737,422	6.9%
Cost of services	(263,543)	(258,183)	2.1%	(504,645)	(477,711)	5.6%
Gross profit	133,509	125,585	6.3%	283,291	259,711	9.1%
Selling, general and administrative expenses	(43,511)	(47,369)	-8.1%	(87,544)	(90,900)	-3.7%
Other operating income	4,565	4,515	1.1%	9,643	9,419	2.4%
Other operating expense	(485)	(2,508)	-80.7%	(1,716)	(2,843)	-39.6%
Operating income	94,078	80,223	17.3%	203,674	175,387	16.1%
Share of income / (loss) in associates	127	(278)	-145.7%	257	(328)	-178.4%
Income before financial results and income tax	94,205	79,945	17.8%	203,931	175,059	16.5%
Financial income	49,632	13,531	266.8%	63,519	44,250	43.5%
Financial loss	(198,868)	(68,518)	190.2%	(284,656)	(147,983)	92.4%
(Loss) / Income before income tax expense	(55,031)	24,958	-320.5%	(17,206)	71,326	-124.1%
Income tax expense	20,109	(8,881)	-326.4%	8,591	(20,496)	-141.9%
(Loss) / Income for the period	(34,922)	16,077	-317.2%	(8,615)	50,830	-116.9%
Attributable to:
Owners of the parent	(22,674)	15,612	-245.2%	3,821	48,069	-92.1%
Non-controlling interest	(12,248)	465	-2734.0%	(12,436)	2,761	-550.4%

Balance Sheet (in US$ thousands)

	Jun 30, 2018	March 31, 2018	Dec 31, 2017
ASSETS
Non-current assets
Intangible assets, net	2,463,317	2,797,696	2,818,354
Property, plant and equipment, net	72,966	75,244	74,483
Investments in associates	14,856	13,678	13,435
Other financial assets	-	-	2,500
Deferred tax assets	135,116	141,633	135,327
Other receivables	136,472	165,752	173,393
Trade receivables	4,135	4,254	4,244
Total Non-current assets	2,826,862	3,198,257	3,221,736
Current assets
Inventories	8,686	8,115	8,564
Other financial assets at fair value through profit or loss	27,146	21,330	16,214
Other financial assets	2,691	2,600	23,582
Other receivables	62,520	61,954	183,062
Current tax assets	11,915	5,690	4,621
Trade receivables	107,850	124,478	121,834
Cash and cash equivalents	220,130	275,750	221,601
Total Current assets	440,938	499,917	579,478
Total assets	3,267,800	3,698,174	3,801,214
EQUITY
Share capital	160,022	160,022	1,500,000
Share Premium	180,486	180,486	-
Free distributable reserve	385,055	385,055	385,055
Non-distributable Reserve	1,351,883	1,351,883	-
Currency translation adjustment	-337,760	-237,928	-217,300
Legal reserves	176	2	2
Other reserves	-1,351,962	-1,346,661	-1,344,008
Retained earnings	144,037	166,885	138,034
Total attributable to owners of the parent	531,937	659,744	461,783
Non-controlling interests	278,409	353,390	335,359
Total equity	810,346	1,013,134	797,142
LIABILITIES
Non-current liabilities
Borrowings	1,065,689	1,146,241	1,113,655
Deferred tax liabilities	141,954	147,574	148,301
Other liabilities	909,151	1,020,700	1,006,792
Trade payables	3,145	3,259	3,302
Total Non-current liabilities	2,119,939	2,317,774	2,272,050
Current liabilities
Borrowings	95,846	78,971	372,790
Other liabilities	136,611	156,993	209,486
Current tax liabilities	6,413	26,951	21,934

	Jun 30, 2018	March 31, 2018	Dec 31, 2017
Trade payables	98,645	104,351	127,812
Total Current liabilities	337,515	367,266	732,022
Total liabilities	2,457,454	2,685,040	3,004,072
Total equity and liabilities	3,267,800	3,698,174	3,801,214

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2018	Jun 30, 2017
Cash flows from operating activities
(Loss) / Income for the period	(8,615)	50,830
Adjustments for:
Amortization and depreciation	68,112	69,952
Deferred income tax	(27,123)	(18,660)
Income tax accrued	18,532	39,156
Share of income or loss in associates	(257)	328
Loss on disposals of property, plant and equipment	173	2,214
Unpaid concession fees	28,637	29,186
Changes in liability for Brazil concessions	50,364	44,133
Interest expense	46,134	66,272
Other financial results, net	(6,368)	(27,232)
Net foreign exchange	131,132	20,317
Other accruals	1,512	(4,288)
Acquisition of Intangible assets	(115,022)	(100,495)
Income tax paid	(30,720)	(57,021)
Changes in working capital	(79,552)	(83,062)
Net cash provided by operating activities	76,939	31,628
Cash flows from investing activities
Cash contribution in associates	(1,689)	-
Acquisition of other financial assets	(10,390)	(9,275)
Disposals of other financial assets	24,313	-
Purchase of property, plant and equipment	(4,952)	(3,997)
Acquisition of Intangible assets	(178)	(152)
Loans with related parties	221	-
Piana di Castello land advance	(4,504)	-
Other	(88)	70
Net cash provided by /(used in) investing activities	2,733	(13,354)
Cash flows from financing activities
Proceeds from cash contributions	43,703	3,810
Refund of cash contributions		(4,000)
Additional acquisitions in subsidiaries	(40,731)	-
Proceeds from borrowings	196,790	400,914
Initial Public Offering	195,601	-
Initial Public Offering expenses paid	(4,253)	-
Release of guarantee deposits	92,913	-
Release of restricted cash	-	30,873
Loans paid	(477,766)	(222,896)
Interest paid	(43,134)	(64,691)
Dividends paid	(15,403)	(13,200)
Net cash (used in)/provided by financing activities	(52,280)	130,810

	Jun 30, 2018	Jun 30, 2017

Increase in cash and cash equivalents	27,392	149,084

Movements in cash and cash equivalents
At the beginning of the period	221,601	182,116
Exchange rate (loss)/ income on cash and cash equivalents	(28,863)	5,142
Increase in cash and cash equivalents	27,392	149,084
At the end of the period	220,130	336,342